UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04008411

Act Securities Exchange Act of 1934
Section 17
Rule 17a-5
Public
Availability Feb. 19 2004

February 12, 2004

Mr. David Mack
Managing Director
BSG Markets LLC
712 Fifth Avenue
New York, NY 10019

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Mack:

This is in response to your letter dated February 2, 2004, in which you request on behalf of BSG Markets LLC ("Firm") an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the firm's fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on November 12, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on November 12, 2003, and since no business was conducted until October, you have requested an exemption for the Firm from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from November 12, 2003, the effective date of the Firm's registration with the Commission.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the1 facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

R. Grad

Rachael Grad
Staff Attorney

BSG MARKETS LLC
712 FIFTH AVENUE
NEW YORK CITY, NY 10019
212-499-4280

February 2, 2004

Mr. Tom McGowan
Securities and Exchanges Commission
Division of Market Regulation
450 Fifth Street NW
Washington, DC 20549

Re: BSG Markets LLC – Waiver from filing Annual Certified Report for 2003 CRD #127137

Dear Sir:

Our firm, BSG Markets LLC was approved for membership in the NASD in early November 2003 and we received our "welcome letter" in mid November, after we signed and returned our Membership Agreement.

In as much as we conducted no business in year 2003, and we have yet to initiate any business dealings, we respectfully request a waiver from the requirement under SEC Rule 17a-5(l)(3), to file an Annual Certified Report for our fiscal year ending December 31, 2003 and instead file a 14 month report as of year end December 31, 2004.

Thank you very much for your consideration.

Very truly yours,

David Mack
Managing Director